Exhibit 99.9

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON THE 2011 RECONCILIATION

TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

To the Board of Directors of

Just Energy Group Inc.

We have audited the consolidated financial statements of Just Energy Group Inc. [the “Company”] which comprise the consolidated balance sheet as at March 31, 2011 and the consolidated statements of operations, shareholders’ deficiency, comprehensive income and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information and have issued our report thereon dated May 19, 2011. The consolidated financial statements and our report thereon are included as an exhibit in this Form 40-F. Our audit also included the Reconciliation to United States Generally Accepted Accounting Principles of the Company’s consolidated financial statements as at and for the year ended March 31, 2011 contained in this Form 40-F [the “2011 Reconciliation”.] The 2011 Reconciliation is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

In our opinion, the 2011 Reconciliation, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada,	Chartered Accountants
January 12, 2012.	Licensed Public Accountants

AUDITORS’ REPORT ON RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

To the Board of Directors of Just Energy Group Inc. (formerly Just Energy Income Fund)

Under date of May 19, 2010, we have reported on the consolidated balance sheets of Just Energy Income Fund as at March 31, 2010 and March 31, 2009 and the consolidated statements of operations, unitholders’ equity, comprehensive income and cash flows for each of the years then ended, which are included as an exhibit in the Registration Statement on Form 40-F of Just Energy Group Inc. (the “Company”). In connection with our audits of the aforementioned consolidated financial statements, we have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Registration Statement. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

January 12, 2012

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

The consolidated financial statements of Just Energy Group Inc. (“Just Energy”, “JEGI” or the “Company”) for the fiscal years ended March 31, 2011 and 2010 were prepared following Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from United States generally accepted accounting principles and from practices prescribed by the United States Securities and Exchange Commission (collectively “U.S. GAAP”). The following information should be read in conjunction with the Company’s fiscal 2011 and 2010 consolidated financial statements prepared in accordance with Canadian GAAP.

The application of U.S. GAAP would have the following effect on net income as reported:

Consolidated Statements of Operations

	Years ended March 31
	2011	2010
Net income, Canadian GAAP, as reported	$515,347	$231,496
U.S. GAAP adjustments:
Transaction costs (d)	(1,284)	(5,922)
Convertible debentures (b)	2,854	—
Interest expense (c) (d)	(2,854)	(1,176)
Distributions on unit-based compensation (g)	(2,534)	(2,106)
Unit-based compensation (g)	(2,520)	(2,854)
Non-controlling interest (e)	(1,987)	(3,648)
Deferred taxes (h)	986	388

Total adjustments	(7,339)	(15,318)

Net income, U.S. GAAP	$508,008	$216,178

Net income, U.S. GAAP attributable to:
Shareholders/Unitholders of Just Energy	$509,995	$219,826
Non-controlling interest (e)	(1,987)	(3,648)

Net income, U.S. GAAP	$508,008	$216,178

Net income (loss) per unit/share (a)
Basic	$2.91	$(0.31)
Diluted	$2.85	$(0.31)

Consolidated Statements of Comprehensive Income

	Years ended March 31
	2011	2010
Other comprehensive loss, Canadian GAAP, as reported	$(98,165)	$(142,597)
U.S. GAAP adjustments, net of tax:
Transaction costs (d)	84	—

Total adjustments	84	—

Other comprehensive loss, U.S. GAAP	$(98,081)	$(142,597)

Total comprehensive income, Canadian GAAP	$417,182	$88,899

1.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

Total comprehensive income, U.S.GAAP, attributable to:
Shareholders/Unitholders of Just Energy	$411,914	$77,229
Non-controlling interest (e)	(1,987)	(3,648

Total comprehensive income, U.S. GAAP	$409,927	$73,581

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

Consolidated Balance Sheets

	March 31, 2011		March 31, 2010
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Accounts receivable (f)	$281,685	$281,685	$232,579	$229,547
Gas delivered in excess of consumption (f)	3,481	3,481	7,410	19,201
Current portion of deferred tax asset (h)	36,375	37,749	29,139	29,527
Deferred financing costs (b) (c)	—	14,466	—	2,854
Goodwill (d) (f)	211,434	208,570	177,887	178,635
Accounts payable and accrued liabilities (f)	282,805	282,805	184,682	189,856
Deferred revenue (f)	—	—	7,202	21,487
Unit-based compensation liability (g)	—	—	—	15,504
Long-term debt (b) (c) (d)	507,460	552,986	231,837	231,837
Non-controlling interest (e)	—	—	20,603	—
Redeemable equity (a) (e)	—	—	—	1,713,839
Deficit	(1,063,179)	(2,218,553)	(1,423,698)	(2,461,809)
Accumulated other comprehensive income (d)	123,804	123,888	221,969	221,969
Shareholders’/ Unitholders’ capital (a)	697,052	1,844,292	659,118	—
Equity component of convertible debentures (b)	33,914	—	—	—
Contributed surplus / Additional paid-in capital (g)	22,903	32,317	18,832	611

The application of U.S. GAAP would have the following effect on the deficit as reported:

	Years ended March 31
	2011	2010
Deficit, Canadian GAAP, as reported	$(1,063,179)	$(1,423,698)
U.S. GAAP adjustments:
Transaction costs (d)	(7,206)	(5,922)
Convertible debentures (b)	2,854	—
Interest expense (b) (d)	(4,030)	(1,176)
Units and exchangeable securities (a)	(1,148,213)	(1,034,118)
Unit-based compensation expense (g)	(5,374)	(2,854)
Unit-based compensation liability (g)	9,861	7,677
Distributions on unit-based compensation (g)	(4,640)	(2,106)
Deferred taxes (h)	1,374	388

Total adjustments	(1,555,374)	(1,038,111)

Deficit, U.S. GAAP	$(2,218,553)	$(2,461,809)

2.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

The application of U.S. GAAP would have the following effect on the consolidated statements of cash flows as reported:

Consolidated Statements of Cash Flows

	Years Ended March 31,
	2011		2010
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cash inflow from operating activities (d)	$153,360	$149,542	$158,273	$150,245
Cash inflow (outflow) from financing activities (c) (d)	203,879	206,413	(115,908)	(117,832)
Cash outflow from investing activities (d)	(318,847)	(317,563)	(37,466)	(27,514)

DESCRIPTION OF SIGNIFICANT DIFFERENCES

(a) Units, Class A preference shares and Exchangeable Shares

Units

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”), pursuant to a plan of arrangement approved by unitholders and going forward operates under the name, Just Energy Group Inc. JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, exchangeable shares of Just Energy Exchange Corp. (“JEEC”) and the Class A preference shares of Just Energy Corp. (“JEC”) on a one-for-one basis for common shares of JEGI. Prior to the Conversion the Fund’s units contained a redemption feature which was required for the Fund to retain its Canadian mutual fund trust status. The redemption feature of the units entitled the unitholders to receive a cash redemption price equal to the lesser of: (i) 90% of the market price of the units on the principal market on which the units are quoted for trading during the ten day trading period commencing immediately after the date on which the units were tendered to the Fund for redemption; and (ii) the closing market price on the principal market on which the units are quoted for trading on the redemption date. For Canadian GAAP purposes, the units are considered equity and are presented as a component of Unitholders’ capital.

Under U.S. GAAP, securities with a redemption feature are presented outside of equity as redeemable equity between the liability and equity sections of the balance sheets. The redeemable equity is initially recorded at an amount equal to the redemption value based on the terms of the units. Any increase in the value of the units related to changes in the redemption value is recorded as an adjustment to the units through accumulated deficit. However, any downward adjustment cannot exceed previously recorded increases in the carrying amount of the units arising from such adjustments.

Class A preference shares and Exchangeable shares (collectively the “Exchangeable Securities”)

Exchangeable shares were issued by JEEC, a subsidiary of the Fund, when the Fund acquired Universal Energy Group (“UEG”) on July 1, 2009. As part of the consideration paid to acquire JEC on April 1, 2001, Class A preference shares were issued by a subsidiary of the Fund.

Under Canadian GAAP, Just Energy followed the recommendations of the Emerging Issues Committee relating to the presentation of Exchangeable Securities issued by subsidiaries of income funds. The recommendations require that the exchangeable securities issued by a subsidiary of an income fund be presented on the consolidated balance sheet of the income fund as a part of Unitholders’ equity if the following criteria have been met:

3.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

•	the holders of the Exchangeable Securities are entitled to receive distributions of earnings economically equivalent to distributions received on units of the income fund; and

•

the Exchangeable Securities ultimately are required to be exchanged for units of the income fund as a result of the passage of fixed periods of time or the non-transferability to third parties of the exchangeable securities without first exchanging them for units of the income fund.

The Exchangeable Securities met these criteria and have been classified as Unitholders’ capital. All distributions paid to JEEC shareholders are included in Unitholders’ equity. All distributions paid to the Class A preference shareholder must be recorded in Unitholders’ capital, net of tax.

Under U.S. GAAP, the Exchangeable Securities are classified along with the units outside of equity as redeemable equity since they can be converted at the holder’s option into units. The redeemable equity is initially recorded at an amount equal to the redemption value based on the terms of the units. Any increase in the redemption value of the Exchangeable Securities is recorded as an adjustment through accumulated deficit. However, any downward adjustments cannot exceed previously recorded increases in the carrying amount arising from such adjustments.

Under U.S. GAAP, the units and Exchangeable Securities were reclassified to redeemable equity and are recorded at their redemption value. This resulted in an increase in redeemable equity of $1,693,236 and a reduction to Unitholders’ capital of $659,118 as at March 31, 2010 with the difference recorded through deficit. As a result of the Conversion, the redemption feature of the units no longer existed. The impact under U.S. GAAP as at March 31, 2011 was to increase Shareholders’ capital by $1,148,213, representing the redemption value as at the time of the Conversion with an offset to deficit.

Earnings per unit/share

Under U.S. GAAP, when calculating net income per unit/share, increases in the redemption value during a period results in a reduction of net income available to Unitholders/Shareholders while decreases in the redemption value increase net income available to Unitholders/Shareholders. For the years ended March 31, 2011 and 2010, net income available to Unitholders/Shareholders was reduced by $114,096 and $256,164 respectively, corresponding to changes in the redemption values of the units and Exchangeable Securities for the respective periods.

(b)   Convertible debentures

Under Canadian GAAP, the fair value of convertible debentures is bifurcated into an equity component (the conversion option) and a debt component, whereas under U.S. GAAP, the convertible debentures do not have the features that would require bifurcation. Accordingly, the equity component of the convertible debentures was reduced by $33,914 as at March 31, 2011 and long-term debt was increased by a similar amount.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible debentures to the face value of the convertible debentures over the life of the instrument is charged to operations as interest expense. Under U.S. GAAP, no such accretion is required if the convertible feature is not required to be bifurcated. This GAAP difference resulted in a reversal of accretion recorded under Canadian GAAP as interest expense. This resulted in a reduction of interest expense for the fiscal year ended March 31, 2011 of $2,854 (2010 — $NIL) and a reduction to long-term debt in an equal amount.

(c)   Deferred financing costs

Just Energy records financing costs as a reduction to long-term debt and convertible debentures under Canadian GAAP. Under U.S. GAAP, such costs are presented as a deferred financing cost asset. Accordingly, the financing costs

4.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

associated with the convertible debentures above, certain costs associated with the UEG acquisition, and additional costs associated with increasing the Company’s credit facility as at December 31, 2010 have been reclassified in the amount of $14,466 (2010 — $2,854) with an offsetting increase to long-term debt.

(d)   Transaction costs

Under Canadian GAAP, transaction costs directly related to the acquisition of Hudson Energy Services, LLC (“Hudson”) and UEG were included as part of the costs of the purchase. U.S. GAAP requires the cost of a business combination to be expensed as incurred.

Transaction costs relating to the acquisition of Hudson and UEG have been expensed under U.S. GAAP except for $4,030 in transaction costs directly attributable to the credit facility which were previously included as part of a business combination and related to long-term debt. These costs are now expensed using the effective interest rate method over the life of the related debt.

This resulted in a reduction to goodwill of $1,200 (2010 — $9,952), an adjustment to other comprehensive income representing the translation of goodwill since the acquisition of Hudson of $84 (2010 — $NIL) and an increase in expenses of $1,284 (2010 — $5,922). Interest expense was increased by $2,854 (2010 — $1,176) as a result of allocating the $4,030 in transaction costs to deferred financing costs.

(e)   Non-controlling interest

Under Canadian GAAP, the non-controlling interest’s share of income enters into the determination of net income, whereas under U.S. GAAP, net income is allocated between controlling and non-controlling interests. Accordingly, net loss of $1,987 (2010 — $3,648) attributable to non-controlling interest has been recorded as an adjustment to determine net income under U.S. GAAP.

Under U.S. GAAP, the non-controlling interest is considered a redeemable non-controlling interest, due to the embedded put option available to the non-controlling interest holders. Accordingly, the non-controlling interest of $20,603 as at March 31, 2010, is recorded outside of equity as redeemable equity. Under U.S. GAAP, the non-controlling interest is required to be initially recorded at fair value and is subsequently recorded at the greater of carrying value and redemption value; any increase to the redemption value of the non-controlling interest is recorded as an adjustment through deficit. However, downward adjustments are restricted only to the extent of previously recorded increases in the carrying amount. As at March 31, 2010 and January 4, 2011, the redemption value was lower than the carrying value and consequently no additional adjustment was recorded to the carrying value.

Under Canadian GAAP, the gain of $8,288 relating to the acquisition of the non-controlling interest, which occurred on January 4, 2011, was recorded as a reduction to goodwill. Under U.S. GAAP, this gain was re-allocated to additional paid-in capital as the acquisition of non-controlling interest is considered an equity transaction.

(f)   Purchase price allocation

Under Canadian GAAP, adjustments made to the fair value of the assets and liabilities acquired in a business combination during the allocation period are reflected prospectively. Under U.S. GAAP, such adjustments are made retrospectively. Under Canadian GAAP, in connection with the acquisition of UEG, JEGI, in the fiscal year ended March 31, 2011 and during the allocation period, made adjustments to the fair values of the identified assets and liabilities. These adjustments resulted in an increase in goodwill of $10,700, a corresponding increase in accounts payable and accrued liabilities of $5,174, an increase to deferred revenue of $14,285, an increase to gas delivered in excess of consumption of $11,791 and a decrease in accounts receivable of $3,032. These adjustments have been reflected in the U.S. GAAP consolidated balance sheet as at March 31, 2010.

5.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

(g)   Unit-based compensation

Just Energy’s unit-based compensation consisted of unit options, Unit Appreciation Rights and Deferred Unit Grants (collectively “unit-based compensation awards”). Under Canadian GAAP, Just Energy accounts for compensation expense based on fair value of the unit-based compensation awards on the grant date and this initial fair value is not subsequently re-measured. The initial fair value is expensed over the vesting period of the unit-based compensation award.

Under U.S. GAAP Just Energy’s unit-based compensation awards are considered liability-settled awards and the fair value of the liability-settled award is measured at the grant date and is subsequently re-measured at each reporting period. When the rights vest and are exercised, the amount recorded as a liability is reclassified to redeemable equity in accordance with the treatment of Just Energy’s units. On conversion to a corporation, on January 1, 2011, the liability awards were exchanged for equity-settled awards, as the underlying redemption feature no longer existed.

The impact under U.S. GAAP as at March 31, 2010 is to record a unit-based compensation liability of $15,504, reduce contributed surplus by $18,221, and decrease deficit by $2,717 as a result of revaluing the awards at each reporting period. The impact under U.S. GAAP as at March 31, 2011 is to increase Shareholders’ capital by $973, decrease contributed surplus by $1,126 and increase deficit by $153 as a result of revaluing the awards prior to the Conversion.

As a result of the awards being treated as liability settled awards prior to January 1, 2011 under U.S. GAAP, the distributions on these awards, in the amount of $2,534 (2010 — $2,106), have been reclassified to the consolidated statements of operations as general and administrative expenses. As a result of the awards being revalued at each reporting period, the unit-based compensation expense has been increased by $2,520 (2010 — $2,854).

(h)   Deferred taxes

Deferred taxes have been recalculated based on the revised accounting values for adjustments (a) to (g).

(i)   Additional disclosure

Under U.S. GAAP, the following additional disclosure is required:

i)	In accordance with Regulation S-X, other current liabilities in excess of 5% of total current liabilities must be disclosed separately. The components of accounts payable and accrued liabilities are as follows:

	Years ended March 31
	2011	2010
Accrued gas and electricity charges	$171,939	$115,556
Cumulative amount of other liabilities below 5% of total current liabilities	110,866	74,300

	$282,805	$189,856

6.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

ii)	The estimated remaining amortization expense for intangible assets in each of the five succeeding years and thereafter is as follows:

2012	$241,933
2013	80,807
2014	40,704
2015	21,898
2016	4,370
Thereafter	12,631

$402,343

iii)	Commitments

Just Energy pays dividends on its common stock after approval from its Board of Directors. There are no contractual limitations on dividend payments.

For the year ended March 31, 2011, Just Energy’s rent expense was $7,608 (2010 — $6,340).

iv)	Acquisitions

Hudson	Energy Services, LLC

From the date of the acquisition on May 1, 2010, Hudson has contributed $654,802 of sales and $5,914 to the net income before tax of Just Energy for the year ended March 31, 2011. If the acquisition had taken place at the beginning of the fiscal year, the combined sales would have been $2,992,351 (2010 — $2,930,934) and the combined net income before tax for Just Energy would have been $548,799 (2010 — $172,770). The information in this paragraph relating to the combined sales and the combined net income before tax is unaudited.

Goodwill of $32,317 comprises the value of expected synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Hudson acquisition is part of the U.S. gas and electricity marketing segments.

Universal	Energy Group Ltd.

From the date of acquisition of July 1, 2009, UEG contributed $390,476 of sales and $92,759 of losses to the net income before tax of Just Energy for the year ended March 31, 2010. If the acquisition had taken place at the beginning of the fiscal year, sales for the combined entity would have been $2,439,190 and the combined net income before tax for Just Energy would have been $86,874.

Goodwill of $67,542 comprises the value of expected synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the UEG acquisition is part of the U.S. gas and electricity marketing segments.

7.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

v)	Stock options

Under U.S. GAAP, additional disclosures relating to stock/unit options are required as follows:

As at March 31, 2011 and 2010, Just Energy’s stock/unit options are not in the money and, therefore, they have an intrinsic value of $NIL.

As at March 31, 2011, there were 2,307,000 unvested restricted share grants (“RSGs”) with a total value of $18,339 not yet expensed. The weighted average period over which these are expected to be recognized is 2.9 years.

vi)	Dividends

For the year ended March 31, 2011, Just Energy paid $1.24 per share/unit (2010 — $1.24) on its unit appreciation rights, RSGs, units, common shares, director deferred unit grants, director share grants and Class A preference shares and paid $0.83 per share (2010 — $0.83) on the JEEC Exchangeable shares.

vii)	Segment disclosures

Long-lived assets

U.S. GAAP requires additional disclosures relating to the geographic location of certain long-lived assets. The geographic location of the long-lived assets below not disclosed elsewhere is as follows:

	Canada	U.S.	Total
March 31, 2011
Property, plant and equipment	$229,730	$5,176	$234,906
Contract initiation costs	14,690	14,964	29,654
Intangible assets	148,989	264,046	413,035

	$393,409	$284,186	$677,595

March 31, 2010
Property, plant and equipment	$215,828	$1,395	$217,223
Contract initiation costs	5,587	—	5,587
Intangible assets	270,989	71,033	342,022

	$492,404	$72,428	$564,832

8.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

viii)	Income tax disclosures

Pre-tax income

Just Energy’s income before tax under U.S. GAAP consists of:

	2011	2010

Canadian operations	$391,917	$52,233
U.S. operations	147,247	63,297

Total income before tax	$539,164	$115,530

    Income tax expense

Income tax expense (recovery) under U.S. GAAP consists of:

	Current	Deferred	Total
March 31, 2011
Canada	$5,096	$5,054	$10,150
United States	3,086	17,920	21,006

.	$8,182	$22,974	$31,156

March 31, 2010
Canada	$12,166	$(137,228)	$(125,062)
United States	7,088	17,326	24,414

	$19,254	$(119,902)	$(100,648)

As at March 31, 2011, the Company has not provided deferred income taxes on redeemable differences of approximately $93,848 resulting from earnings for certain non-Canadian subsidiaries which are permanently reinvested outside of Canada.

Non-capital loss carryforward

As at March 31, 2011, the Company had non-capital loss carryforwards available to reduce future years’ taxable income, which expire as follows:

Non capital loss
Year of expiry	carryforward
2025	11
2026	407
2027	1,958
2028 and thereafter	206,393

Total	$208,769

9.

JUST ENERGY GROUP INC.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

FOR THE YEARS ENDED MARCH 31, 2011 AND 2010

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

In addition, the U.S. subsidiaries have loss carryforwards of $38,381, which are subject to limitations on the timing and manner in which the Company may utilize these losses before they expire between 2026 and 2030. Accordingly, the Company recorded a valuation allowance against these losses. These losses have not been reflected in the schedule above.

ix)	Sales tax

The Company records sales tax on a net basis; therefore, sales tax is excluded from revenues and costs.

x)	Recent accounting pronouncements not yet implemented

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on fair value measurements and disclosure requirements. The update aligns the accounting requirements for fair value measurements under U.S. GAAP and international financial reporting standards. The new requirements will be effective as of March 31, 2012. We do not expect the adoption of this update to have a material impact on our financial results; however, it will result in additional disclosures.

Comprehensive Income

In June 2011, the FASB issued updated requirements on the presentation of comprehensive income which eliminate the option to present other comprehensive income in the statement of changes in equity. The new requirements will be effective as of March 31, 2012. We do not expect the adoption of this amendment to have an impact on our financial results as we currently present a separate statement of comprehensive income. The FASB has since issued a deferral to this pronouncement. The deferral is intended to be temporary until the Board has time to reconsider these changes. The Board plans to gather more input on the alternative presentation methods for reclassifications and the related costs and benefits of changes and hopes to complete this project in the first half of 2012.

Testing Goodwill for Impairment

In September 2011, the FASB issued updated requirements on testing goodwill for impairment, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount and, in some cases, by-pass the two-step impairment test. We do not believe the adoption of this standard will have a material impact on our financial results.

10.